Exhibit 99.9

PRESS RELEASE

TotalEnergies accelerates its gas-to-power integration strategy in Europe by acquiring 50% of a portfolio of

flexible power generation assets from EPH

€5.1 billion all-stock transaction,
immediately accretive for TotalEnergies’ shareholders

•	Creation of a 50/50 joint-venture with experienced and successful team that built a leading flexgen position in Europe
•	More than 14 GW of flexible generation in operation or under construction, representing net annual production of 15 TWh increasing to 20 TWh in 2030, and a pipeline of 5 GW under development
•	Immediately accretive on free cash flow per share for TotalEnergies’ shareholders
•	Company net annual Capex guidance reduced by 1 B$/y down to 14-16 B$/y over 2026-2030

Paris, 17 November 2025 – TotalEnergies announces the signing of an agreement with Energetický a průmyslový holding, a.s. (EPH) for the acquisition of 50% of its flexible power generation platform (gas-fired and biomass power plants, batteries) in Western Europe (Italy, United Kingdom and Ireland, Netherlands, France), valued at €10.6 billion (enterprise value), i.e. a multiple of 7.6x 2026 EBITDA.

Under the agreement, EPH will receive the equivalent of €5.1 billion in TotalEnergies shares. 95.4 million TotalEnergies shares will be issued, based on a price equal to the volume-weighted average share price of the twenty trading sessions preceding November 16th (signing date), i.e. €53.94 per share, representing about 4.1% of TotalEnergies’ share capital and making EPH one of the Company’s largest shareholders upon completion of the transaction.

The transaction will result in the creation of a joint venture owned 50/50 by TotalEnergies and EPH, which will be responsible for the industrial management of the assets and the business development, while each company will market its share of production under a tolling arrangement with the joint venture.

A leading European platform

This transaction is fully consistent with TotalEnergies’ Integrated Power strategy and will strengthen its position in European electricity markets by enhancing the complementary relationship between intermittent renewable power generation and flexible power generation (gas-fired plants, batteries). It will allow TotalEnergies to expand its power trading activities across Europe and develop its Clean Firm Power offering to its customers. This will position the Company as a key player to meet Europe’s growing data center demand.

Furthermore, leveraging TotalEnergies’ strong position in supplying LNG to Europe, this transaction enhances the Company’s ability to diversify value creation along the gas value chain, particularly between the United States and Europe. The additional net electricity production from the transaction, estimated at 15 TWh/y, will enable the Company to capture added value to approximately 2 Mtpa of LNG.

The transaction covers a portfolio of more than 14 GW gross capacity of flexible generation assets in operation or under construction. This primarily includes gas-fired power plants, biomass power plants and battery systems, which benefit from secured capacity revenues representing 40% of the gross margin, allowing TotalEnergies to strengthen its presence in the most profitable European electricity markets:

•	Italy: 7.5 GW, with 3.7 GW in operation, 2.4 GW under construction, including two next-generation gas-fired power plants that are among the most efficient in Europe, and 1.4 GW under development.
•	United Kingdom and Ireland: 7.1 GW, including 5 GW from operating gas and biomass plants, 0.4 GW of batteries under construction and 1.7 GW under development.
•	Netherlands: 3.6 GW, with 2.6 GW from gas-fired plants that are particularly well located to meet the needs of the German market, 0.2 GW from batteries under construction and 0.8 GW under development.
•	France: 1.1 GW, with 100 MW of batteries under construction and 1 GW under development.

The acquisition scope includes about 5 GW of projects under development. The agreement provides that the joint venture will become the preferred vehicle for TotalEnergies and EPH to drive flexible power generation growth in the targeted countries.

An acquisition immediately accretive to free cash flow per share for all TotalEnergies shareholders and accelerating implementation of the Integrated Power strategy and profitability

The transaction is immediately accretive to TotalEnergies’ shareholders. Over the next five years, TotalEnergies expects an increase in available cash flow of about $750 million per year, which far exceeds the additional dividend requirement for the newly issued shares.

As a result of this transaction, the Integrated Power segment will generate positive free cash flow and contribute to shareholder returns as early as 2027 compared to 2028 previously. The transaction also contributes to the increase of Integrated Power’s ROACE from 10% to 12% over the next five years.

Due to this accelerated inorganic growth within the Integrated Power segment, the Company is lowering its annual net Capex guidance by $1 billion per year to $14-16 billion per year for 2026-2030, of which $2-3 billion is for Integrated Power, while maintaining its 2030 electricity generation target of 100-120 TWh.

“This acquisition marks another major milestone in TotalEnergies’ strategy to build an integrated electricity player in Europe. By joining forces with EPH as part of a long-term partnership, we are accelerating the implementation of our Integrated Power strategy and strengthening our ability to provide reliable, competitive, and low-carbon energy to our customers by leveraging the complementarity of our renewable and flexgen portfolio. Given our position as the #1 gas supplier in Europe, this transaction enables us to fully capitalize on gas-to-power integration and create added value for our LNG chain, independently of oil cycles. We are convinced that this partnership will create lasting value for our shareholders and are also pleased to welcome a new long-term European shareholder who is fully committed to TotalEnergies’ transition strategy,” said Patrick Pouyanné, Chairman and CEO of TotalEnergies.

Daniel Kretinsky, Chairman of the Board of EPH, added: “This transaction is founded on our strong appreciation of TotalEnergies, its management team led by Patrick Pouyanné and its strategy. For all these reasons, we are both highly interested in becoming a long-term anchor shareholder of TotalEnergies and excited to create a joint venture which is already today a leading player in European flexible power generation, best positioned to further strengthen its role. TotalEnergies is one of the largest European companies across all industries and also has a strong global presence. Through the shareholding in TotalEnergies, we are implementing our strategic ambition to diversify our geographic exposure, currently concentrated in the EU and UK.”

The transaction is subject to the legal information and consultation process of the relevant employee representatives and to the approval of the competent authorities. Completion is expected mid-2026.

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To watch the live video webcast with Chairman & CEO Patrick Pouyanné and President Gas, Renewables & Power Stéphane Michel at 1:00pm today (Paris time) please log on to totalenergies.com or dial +33 (0)1 70 37 71 66, +44 (0) 33 0551 0200 or +1 786 697 3501.

Map of main acquired assets

Gross capacity

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TotalEnergies and electricity

TotalEnergies is building a competitive portfolio that combines renewables (solar, onshore wind, offshore wind) and flexible assets (CCGT, storage) to deliver clean firm power to its customers.

As of the end of October 2025, TotalEnergies has more than 32 GW of installed gross renewable electricity generation capacity and aims to reach 35 GW by the end of 2025, and more than 100 TWh of net electricity production by 2030.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

This press release contains information that was inside information until its release.

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).